Exhibit 21.1

List of Subsidiaries

1.	Renovation Investment (Hong Kong) Co., Ltd. (“Renovation”) is a Hong Kong company and is wholly-owned by the Company.

2.	Zhejiang Jiuxin Investment Management Co., Ltd. (“Jiuxin Management”) is a Chinese company and is wholly-owned by Renovation.

3.	Hangzhou Jiuxin Qianhong Agriculture Development Co., Ltd. is a Chinese company and is wholly-owned by Jiuxin Management.

4.	Zhejiang Shouantang Pharmaceutical Technology Co., Ltd. (“Shouantang Technology”) is a Chinese company and is wholly-owned by Renovation.

5.	Zhejiang Quannuo Technology Co., Ltd. (“Quannuo Technology”) is a Chinese company and is wholly-owned by Shouantang Technology.

6.	Hangzhou Quannuo Grand Pharmacy Co., Ltd. is a Chinese company and is wholly-owned by Quannuo Technology.